                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*





                    The Children's Place Retail Stores, Inc.
                    ----------------------------------------
                                (Name of Issuer)






                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)





                                    168905107
                         ------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

-------------------------------------------------------------                     -------------------------------------

CUSIP No. 168905107                                                               Page 2 of 6 Pages
-------------------------------------------------------------                     -------------------------------------

 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Ezra Dabah
--------- ------------------------------------------------------------------------------------------------ ------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
--------- ------------------------------------------------------------------------------------------------ ------------

                                                                                                           (b) [X]
--------- ------------------------------------------------------------------------------------------------ ------------

 3        SEC USE ONLY
--------- ------------------------------------------------------------------------------------------------ ------------

 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ------------------------------------------------------------------------------------------------ ------------

          NUMBER OF             5       SOLE VOTING POWER
           SHARES                       2,656,510
------------------------------ -------- -------------------------------------------------------------------------------

        BENEFICIALLY            6       SHARED VOTING POWER
          OWNED BY                      3,462,560
------------------------------ -------- -------------------------------------------------------------------------------

            EACH                7       SOLE DISPOSITIVE POWER
          REPORTING                     2,656,510
------------------------------ -------- -------------------------------------------------------------------------------

           PERSON               8       SHARED DISPOSITIVE POWER
            WITH                        3,462,560
------------------------------ -------- -------------------------------------------------------------------------------

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,119,070
--------- -------------------------------------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                              [ ]

--------- ------------------------------------------------------------------------------------------------ ------------
11
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          23.0%
--------- -------------------------------------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON
          IN
--------- -------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G

--------------------------------------------------------                        ----------------------------------------

CUSIP No. 168905107                                                             Page 3 of 6 Pages
--------------------------------------------------------                        ----------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Renee Dabah
----- ------------------------------------------------------------------------------------------------ -----------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
----- ------------------------------------------------------------------------------------------------ -----------------

                                                                                                       (b) [X]
----- ------------------------------------------------------------------------------------------------ -----------------

 3    SEC USE ONLY

----- ------------------------------------------------------------------------------------------------ -----------------
 4
      CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
----- ------------------------------------------------------------------------------------------------ -----------------

        NUMBER OF           5      SOLE VOTING POWER
         SHARES                    37,600
-------------------------- ------- -------------------------------------------------------------------------------------

      BENEFICIALLY          6      SHARED VOTING POWER
        OWNED BY                   6,081,470
-------------------------- ------- -------------------------------------------------------------------------------------

          EACH              7      SOLE DISPOSITIVE POWER
        REPORTING                  37,600
-------------------------- ------- -------------------------------------------------------------------------------------

         PERSON             8      SHARED DISPOSITIVE POWER
          WITH                     6,081,470
-------------------------- ------- -------------------------------------------------------------------------------------

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,119,070
----- ------------------------------------------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
----- ------------------------------------------------------------------------------------------------ -----------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      23.0%
----- ------------------------------------------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON
      IN
----- ------------------------------------------------------------------------------------------------------------------


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                                                               Page 4 of 6 Pages



Item 1(a).  Name of Issuer:

         The Children's Place Retail Stores, Inc.  (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         915 Secaucus Road
         Secaucus, New Jersey 07094

Item 2(a).  Name of Person Filing:

         This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person, but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         The Children's Place Retail Stores, Inc.
         915 Secaucus Road
         Secaucus, New Jersey 07094

Item 2(c).  Citizenship:

         Each of the persons filing this statement is a United States citizen.

Item 2(d).  Title of Class of Securities:

         This statement relates to the Company's Common Stock, par value $.10 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

         168905107

Item 3.  For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b):

         Not applicable.



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                                                               Page 5 of 6 Pages

Item 4.  Ownership:

         Ezra Dabah is the beneficial owner of 6,119,070 shares of Common Stock of the Company, representing 23.0% of the total number of shares outstanding as of February 3, 2003. Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 2,656,510 of such shares (which includes 99,660 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 188,800 of such shares held by Mr. Dabah and his wife or others as custodian or trustee for Mr. Dabah's children and certain other family members, and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 3,273,680 of such shares owned by Mr. Dabah's wife, or held by Mr. Dabah's wife and others as custodian or trustee for Mr. Dabah's children and certain other family members.

         Renee Dabah is the beneficial owner of 6,119,070 shares of Common Stock of the Company, representing 23.0% of the total number of shares outstanding as of February 3, 2003. Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 37,600 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 3,244,960 of such shares held by Mrs. Dabah and her husband or others as custodian or trustee for Mrs. Dabah's children and certain other family members, and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 2,836,510 of such shares (which includes 99,660 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband, or held by Mrs. Dabah's husband and others as custodian or trustee for Mrs. Dabah's children and certain other family members.


Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         See Item 4 above.

Item 9.  Notice of Dissolution of Group:

         Not applicable.

Item 10.  Certification:

         Not applicable.
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                                                             Page 6 of 6 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2003


                                                     -------------------------
                                                     Ezra Dabah


                                                     -------------------------
                                                     Renee Dabah

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